                                                                       EXHIBIT 3

                             TERMINATION AGREEMENT

          THIS TERMINATION AGREEMENT is made and entered into by and between Sylvia A. Pacholder (hereinafter referred to as "Employee") and ICO, Inc. (hereinafter referred to as the "Company").

                                  WITNESSETH:

          WHEREAS, the Company and Employee are parties to an employment agreement dated April 1, 1995 and amended by amendments dated June 14, 1996, February 7, 1997 and September 4, 1998 (as amended, the "Employment Agreement"); and

          WHEREAS, the Company desires to terminate Employee's employment by and position as an officer of the Company and Employee has consented to such termination; and

          WHEREAS, the termination of Employee's employment is being effected by mutual agreement of Employee and the Company and is not intended to constitute termination for "Cause" as defined in the Employment Agreement; and

          WHEREAS, Employee is willing to resign as a director of the Company and as a member of any committees of the Board of Directors of the Company and from all other positions with the Company's subsidiaries and affiliates and the Company is willing to accept such resignation; and

          WHEREAS, Employee and the Company desire to modify certain of their obligations in connection with such termination of employment from those set forth in the Employment Agreement; and

          WHEREAS, Employee and the Company mutually desire to avoid and resolve any and all actual and potential differences between them;

          NOW, THEREFORE, in consideration of the premises and mutual promises herein contained, it is mutually agreed as follows:

          FIRST: The Company hereby terminates Employee as an employee (including as President and Chief Executive Officer) of the Company, effective immediately, and Employee hereby consents to such termination. In addition, Employee hereby tenders, and the Company hereby accepts, Employee's immediate resignation as a director of the Company and from membership on all committees thereof and from all offices, directorships and committee memberships of any and all subsidiaries and affiliates of the Company and all committees thereof; provided, however, that nothing herein will require resignation from any office, directorship or positions, if any, held in Pacholder Associates, Inc. or the Pacholder High Yield Fund.

          SECOND: In any and all press releases and other public communications made by either party, the stated reason for Employee's termination as an employee and officer and resignation as a director shall be the desire of Employee and the Company to avoid conflict among the members of the Company's board of directors; provided, however, that neither the making of such statements nor Employee's termination are to be construed as meaning or suggesting that Employee has been terminated for reason of her age. Employee shall be afforded the opportunity to review and comment on any press release with respect to this Termination Agreement or her termination of employment at least one day in advance of the actual release thereof. The Company and Employee hereby agree not to make any disparaging or intentionally false or misleading statements (or encourage others to make any such statements) regarding the other. The preceding sentence shall not apply to any statements required to be made by applicable law or to avoid perjury.

          THIRD: The Company acknowledges and agrees that Employee's termination of employment is not as a result of Disability and is not intended to be as a result of any action that would constitute Cause (as such terms are defined in the Employment Agreement). Notwithstanding the terms of Section 6(d)(i) of the Employment Agreement (which if applied would result in a substantially higher payment), as consideration for Employee's termination the Company shall pay Employee at the time of execution of this Termination Agreement by Employee the Termination Amounts set forth on Annex A attached hereto (subject to applicable withholding) by wire transfer of immediately available funds.

          Employee also shall be entitled to the other rights and benefits under the Employment Agreement (including but not limited to those set forth in Section 9) arising or due as a result of the termination of her employment other than for Cause or Disability (as defined in the Employment Agreement) and shall be subject to her continuing obligations thereunder. For purposes of the application of Section 9 of the Employment Agreement and calculation of the Gross-Up Payment, Employee hereby represents and warrants that her "base amount," within the meaning of Section 280G(b)(3) as calculated in accordance with Section 280(G) of the Internal Revenue Code of 1986, as amended, is the amount reflected as the "base amount" on Annex A attached hereto. The Company and Employee have agreed that the value of any "parachute payments," within the meaning of Section 280G(b)(2) paid or payable to Employee pursuant to this Termination Agreement, the Employment Agreement (as modified hereby) or otherwise, excluding the Principal Severance Payment (as reflected on Annex A) and the Gross-Up Payment will be the "Parachute Payment Value" set forth on Annex A. Employee has agreed to such value for purposes of the initial determination of the Gross-Up Payment under Section 9 of the Employment Agreement. Employee agrees that, for purposes of such calculation, in addition to the tax imposed under Section 280G, the parties shall assume that Employee pays and will pay a combined federal, state and local tax rate of 39%. The Company and Employee have agreed in a separate Escrow Agreement entered into in connection with this Agreement to escrow certain monies to be available to Employee if the Gross-Up Payment is hereafter required to be paid.

          In addition to the lump sum payment provided for above, the Company shall transfer to Employee ownership of the Company car she is currently using, her office computer, telecopy machine, printer and mobile phone and the professional books acquired by the Company for Employee's use all as more particularly described on Annex b attached hereto, in each case free and clear of any liens or other encumbrances. Employee and her spouse shall also be entitled, at no cost to them, to reasonable access and use of the Company's leased apartment in London, England for a period of six months after the date hereof in order to permit Employee to arrange for and move her personal possessions therefrom and wind-up her personal affairs in that area.

          The Company may withhold from any amounts payable under this Termination Agreement such federal, state and local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

          FOURTH: The Company acknowledges and agrees that Employee is and will continue to be entitled to indemnification as provided in the Company's bylaws and that no amendment of such bylaws after the date hereof will be effective as applied to Employee if it would adversely affect her rights to indemnification. The Company also acknowledges and agrees that it is not aware of any fact or circumstance that would disqualify Employee from satisfying the requirements necessary to permit the Company's indemnification of Employee as set forth in the Texas Business Corporation Act. The Company also agrees, for a period of five years following the date hereof, to use commercially reasonable best efforts to maintain directors and officers liability insurance providing coverage substantially the same as or better than that currently maintained by the Company; provided that if the cost of maintaining such insurance would exceed twice the cost currently being incurred by the Company therefor, the Company shall only be required to maintain directors and officers liability insurance providing the maximum coverage that can be obtained for a cost that is twice the amount currently being incurred.

          FIFTH: In consideration of the payments and agreements contained in this Termination Agreement, and with the exception of rights created by or pursuant to this Termination Agreement or the Employment Agreement (as modified hereby), Employee, on her own behalf and on behalf of her affiliates, agents, legal representatives, heirs, successors and assigns (the "Employee Parties"), does hereby fully and forever release, acquit, forgive and forever discharge the Company and its subsidiaries, affiliates, directors, officers, agents, legal representatives, successors and assigns (the "Company Parties") from any and all claims, demands and causes of action whatsoever, of every name, nature of description, whether arising out of contract, tort or otherwise and whether based on common law, statute or administrative regulation, and whether known or unknown, which Employee now has or might have, in any way relating to Employee's service or capacity as a director or officer of, or her employment by, the Company or any subsidiary or affiliate of the Company. Without in any way limiting the foregoing, Employee waives and releases the Company and its subsidiaries and affiliates from any claims that Employee could assert, known or unknown, in connection with Section 6(d)(i) of the Employment Agreement, and acknowledges that this Termination Agreement extinguishes and replaces Section 6(d)(i) of the Employment Agreement with the provisions of this Termination Agreement. In addition, the Employee hereby renounces, effective as of the date hereof, all of the Employee's respective rights, in whatever capacity (whether personal or as an officer or director of the Company or its subsidiaries or affiliates), granted under any proxy or agreement (including, without limitation, under the proxies granted by Messrs. Jack Cave, Raymond J. Dixon, Jr., Joe L. Moore, Eddie R. Johnson, Max W. Kloesel and Carol C. Munn) to vote any shares of common stock of the Company held by other persons, and shall take all such further actions as the Company may reasonably request from time to time to evidence such renunciation of, or to cause such voting rights to be revested in the persons of the grantors under, such proxies or agreements.

          SIXTH: In consideration of the mutual promises and agreements contained in this Termination Agreement, and with the exception of rights created by or pursuant to this Termination Agreement and the Employment Agreement (as modified hereby), the Company, on its own behalf and on behalf of the other Company Parties, does hereby fully and forever release, acquit, forgive and discharge Employee and the other Employee Parties from any and all claims, demands and causes of action whatsoever, of every name, nature of description, whether arising out of contract, tort or otherwise and whether based on common law, statute or administrative regulation, and, whether known or unknown, which the Company or any Company Party now has or might have, in any way relating to Employee's service or capacity as a director or officer of, or her employment by, the Company or any of its subsidiaries or affiliates or the termination of any such service or employment.

          SEVENTH:

          (a) Each party hereto agrees that, following execution of this Termination Agreement, such party will not disclose the terms hereof, to any other person, except in the case where, and only to the extent that, there is a bona fide need for such disclosure to a third party, such as in connection with obtaining advice or furnishing personal financial information, and, in each such case, only on the condition that such other person keeps such information strictly confidential. The foregoing obligations of confidentiality shall not apply to information that is required to be disclosed as a result of any applicable law, rule or regulation of any governmental authority or any court.

          (b) Employee agrees that she will keep confidential and will not, directly or indirectly, use for herself or use for, or disclose to, any person, any information, data or technology regarding the business or operations of the Company, or any subsidiary or affiliate of the Company including, without limitation, any strategy, information, data or technology regarding costs, uses, methods, applications, customers, accounts, suppliers, apparatus, process, system, or other method at any time used, developed or investigated by or for the Company, or any subsidiary or affiliate of the Company, whether or not invented, developed, acquired, discovered or investigated by Employee. The foregoing disclosure restrictions shall not apply when disclosure is required of Employee pursuant to a subpoena or order issued by a court or governmental agency of competent jurisdiction, provided that detailed notice of such subpoena or order is first given to the Company so to provide the Company a reasonable opportunity to challenge or object to such subpoena or order and in no event will Employee be permitted to provide copies of written documentation pertaining to the Company to any third party. Furthermore, Employee agrees to utilize and assert any and all applicable privileges regarding any requested disclosure respecting the Company. The provisions of this subsection (b) supercede the confidentiality covenant contained in Article 10 of the Employment Agreement.

          (c) Employee shall immediately deliver and return to the Company all books, records, memoranda, plans, computer discs (and transcripts or copies thereof), correspondence, studies and reports, operating projections, trade secrets, customer lists and other documents of any kind and character relating to the Company, its subsidiaries or its affiliates or their respective business operations made or compiled by, delivered to, or otherwise acquired by Employee.

          (d) Except with the express prior written consent of the Company which may be withheld in the Company's sole discretion, Employee will not retain any copies of all or any portion of the information or data referenced in subsections (b) and (c) above.

          (e) Except as otherwise provided in the third paragraph of Section Third above, Employee agrees to immediately return all other Company property under her possession or control, including, without limitation, all Company identification, parking cards, access cards, travel authority cards, keys and credit cards to the Company.

          EIGHTH: Employee will not, directly or indirectly, whether for her own account or for the account of any other person:

          (a) for a period of two years following the date hereof, do anything which would interfere with or divert from the Company any trade, business or business opportunity with (i) any individual or entity with whom Employee has had any contact or association during her tenure with the Company or its subsidiaries or affiliates or (ii) any individual or entity whose identity was confidential and learned by Employee while an employee or officer or director of the Company or its subsidiaries or affiliates provided nothing herein shall limit the application of Section SEVENTH above;

          (b) for a period of two years following the date hereof, either for herself or as an investor, director, officer, principal, agent, employee, advisor, partner, or in any corporate, individual or representative capacity, solicit, induce or attempt to induce any individual employed by the Company or one of its subsidiaries or affiliates to leave the employment of the Company or such subsidiary or affiliate;

          (c) for a period of two years following the date hereof, engage in or carry on, directly or indirectly, either for herself or as a member of a partnership or as a stockholder or a equity holder (except as a stockholder of less than one percent (1%) of the issued and outstanding stock of a publicly held corporation), investor, officer, or director of a corporation or other entity or as an employee, agent, associate or consultant of any person, partnership, corporation or other entity, any business which is in competition with the business of the Company or its subsidiaries or affiliates as conducted on or contemplated as of the date hereof; or

          (d) do anything that could reasonably be expected to harm the relationship enjoyed by the Company or its subsidiaries or affiliates with any individual (including any employee or officer of the Company or its subsidiaries or affiliates) or entity who or which has provided financing, equipment, materials, supplies and/or services to the Company or its subsidiaries or affiliates prior to the date hereof.

          NINTH: Employee shall on or prior to the effective date of this Agreement, submit all actual, reasonable and customary expenses theretofore incurred by Employee in the course of Employee's employment with proper documentation, which, upon verification, the Company shall reimburse promptly in accordance with the Company's reimbursement policy. Employee acknowledges and agrees that Employee has not and has no authority to incur any expenses after the date Employee executes this Agreement, and further agrees that, notwithstanding any provision of the Employment Agreement, the Company shall have no obligation to reimburse expenses not submitted within the time set forth above or incurred after the date hereof.

          TENTH:  Employee understands and acknowledges that she:

                   (i)      has received and has read this Termination
                            Agreement;

                   (ii) is fully informed of and fully understands the terms and meaning of the terms, conditions and effect of signing this Termination Agreement;

                   (iii) has had ample opportunity to ask questions of Company personnel and that the Company advised her and hereby advises her in writing to consult with an attorney of her choice prior to executing this Termination Agreement;

                   (iv) has relied solely on her own judgment and on the advice of such counselors and advisors with whom she has considered it appropriate, desirable, or necessary to consult in making the decision to sign this Termination Agreement, and Employee represents and acknowledges that in executing this Termination Agreement she does not rely and has not relied upon any representation or statement made by the Company, or by any of the Company's agents, shareholders, directors, attorneys, or representatives with regard to the subject matter, basis, or effect of this Termination Agreement or otherwise, other than those specifically stated in this written Termination Agreement;

                   (v) has made her decision voluntarily without any pressure from the Company or its employees either to accept or reject this Termination Agreement;

                   (vi) had twenty-one days to consider this Termination Agreement if she chose to do so, and that no one hurried her into executing this Termination Agreement during that 21-day period, or otherwise coerced her into executing this Termination Agreement;

                   (vii) has seven days following her execution of this Termination Agreement to revoke such acceptance;

                   (viii) must make any such revocation of her prior acceptance of this Termination Agreement in writing and cause such revocation, together with a cashier's check in the amount of the lump sum payment received by her pursuant to Section THIRD, to be delivered to the Company at 11490 Westheimer, Suite 1000, Houston, Texas 77077;

                   (ix) she fully understands that she is, through this Termination Agreement, releasing the Company from any and all claims she may have against the Company and the other parties specified in Section FIFTH, and that this Termination Agreement constitutes a release and discharge of claims arising under the 29 U.S.C. Sections 621-634, including the Older Workers' Benefit Protection Act, 29 U.S.C. Sections 626(f); and

                   (x) she acknowledges that, because she has waived her rights under Sections 6(d)(i) of the Employment Agreement, the payments and other benefits that she will receive in accordance with Section THIRD of this Termination Agreement constitutes something of value to which Employee would not be entitled to receive if she did not agree to give the Company a release of claims.

          ELEVENTH: If within seven days following Employee's acceptance of this Termination Agreement, Employee revokes such acceptance in accordance with clauses (vii) and (viii) of Section TENTH, then all of the rights and obligations of the parties hereunder shall be deemed rescinded and the parties shall be restored to their respective positions, offices, rights and obligations as they existed immediately prior to execution of this Termination Agreement.

          TWELFTH: This Termination Agreement is made and entered into in the State of Texas, and, except to the extent that federal law controls the interpretation or enforceability of any provision in this Termination Agreement in which case any such provision shall be construed and enforced in accordance with federal law, shall in all respects be interpreted, enforced and governed under the laws of the State of Texas. The language of all parts of this Termination Agreement shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties. Any claim or controversy of whatever nature arising from or relating in any way to this Termination Agreement, the Employment Agreement, the employment relationship between the Company or any subsidiary or affiliate and Employee or the cessation of such relationship, including disputes arising under the common law or federal or state statutes, laws or regulations and disputes with respect to the arbitrability of any claim or controversy, shall be resolved exclusively by final and binding arbitration before a single experienced employment arbitrator selected in accordance with the Employment Dispute Resolution ("EDR") Rules of the American Arbitration Association ("AAA") unless the parties hereto shall agree otherwise in writing. The arbitration will be conducted in Houston, Texas (or in such other place as may be mutually agreed by the parties) pursuant to the EDR Rules of the AAA, and the arbitrator shall have full authority to award or grant all remedies provided by law. The judgment upon the award may be enforced by any court having jurisdiction thereof. Each party shall pay the fees of their respective attorneys, the expenses of their witnesses, and any other expenses incurred by such party in connection with the arbitration; provided, however, that the Company shall pay for the fees of the arbitrator and the administrative and filing fees charged by the AAA.

          THIRTEENTH: Should any provision of this Termination Agreement be declared or be determined by any court to be unenforceable or invalid as drafted, it may and shall be reformed or modified by a court of competent jurisdiction to the form of an enforceable and valid provision that achieves, to the greatest extent possible, the result intended by the parties in drafting and agreeing to the unenforceable and invalid provision. Should a court of competent jurisdiction decline to so reform or modify such a provision or determine that no enforceable and valid provision can be created to achieve the intended result, the unenforceability and invalidity of the remaining parts, terms or provisions of this Termination Agreement shall not be affected thereby and said unenforceable or invalid part, term, or provision shall be deemed not to be a part of this Termination Agreement.

          FOURTEENTH: This Termination Agreement, together with the Employment Agreement (as modified hereby) and the Escrow Agreement, set forth the entire agreement between the parties hereto, and supersede any and all other prior agreements or understanding between the parties hereto pertaining to the subject matter hereof. This Termination Agreement shall be binding on and inure to the benefit of the Company and its successors and assigns, and, in the event of Employee's death or incapacity, shall inure to the benefit of Employee's estate or other legal representatives.

          FIFTEENTH: Employee and the Company acknowledge and agree that it was not the intention of the Company or Employee that the terms of that certain Willoughby Incentive Stockholders Agreement, dated effective as of April 30, 1996, as amended (the "ICO/Willoughby Agreement") would trigger the provisions of the Rights Agreement between ICO, Inc. and Harris Trust & Savings Bank dated April 1, 1998 or any prior rights agreements of the Company (collectively the "Rights Plans"). Accordingly, the Company and Employee agree, from and after the date hereof, not to maintain or assert any position that the Rights Plan was triggered as a result of the execution of the ICO/Willoughby Agreement. Furthermore, Employee agrees if requested by the Company to enter into such reasonable documentation as may be required, if any, to reflect the prior intent of the parties that the Rights Plan was not to be triggered as a result of the ICO/Willoughby Agreement.

          EXECUTED on the 6th day of June, 2001, but effective as of 12:01 a.m. (central time) on the 7th day of June, 2001.

                                      ICO, INC.


                                      By:    /s/  JON C. BIRO
                                          --------------------------------------
                                      Name:       Jon C. Biro
                                            ------------------------------------
                                      Title:      Senior Vice President,
                                             -----------------------------------
                                                  Chief Accounting and Treasurer
                                             -----------------------------------


                                             /s/  SYLVIA A. PACHOLDER
                                             -----------------------------------
                                             SYLVIA A. PACHOLDER

                                    ANNEX A
                                      TO
                             TERMINATION AGREEMENT
                                (S. Pacholder)


I.        TERMINATION PAYMENTS:
          Principal Severance Payment:                    $     2,615,068
          Legal Fees and Related Expenses:                $        45,077
          Accrued Unpaid Vacation                         $        29,231
II.       GROSS-UP PAYMENT COMPONENTS:
          Base Amount:                                    $       418,950
          Parachute Payment Value:                        $        82,378
III.      POTENTIAL GROSS-UP PAYMENT:                     $     1,169,960

                                    ANNEX B
                                      TO
                             TERMINATION AGREEMENT
                                (S. Pacholder)

Car: 1999 Acura 3.2 TL

Office computer: Dell laptop

Telecopy machine: Hewlett Packard

Printer: Hewlett Packard inkjet

Mobile Phone: Motorola analog

Professional Books: None